U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              FORM 10-SB/A1

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                            BUSINESS ISSUERS

    Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                       TATUM PETROLEUM CORPORATION
              ---------------------------------------------
             (Name of small business issuer in its charter)

        Delaware                                         33-0117736
-------------------------------                     -------------------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                       Identification No.)


                    667-E Lakeview Plaza Boulevard
                        Worthington, OH  43085
          --------------------------------------------------
          (Address of principal executive offices) (Zip Code)



Issuer's telephone number:  (614) 888-3637
                           ----------------


Securities to be registered under Section 12(b) of the Act:  None
                                                            ------


Securities registered under Section 12(g) of the Act: Common Stock, $.01 par value
                                                      ------------------

                                 PART I

ITEM 1.  DESCRIPTION OF BUSINESS.
--------------------------------

GENERAL

    Tatum Petroleum Corporation, (the "Registrant" or "Company") was incorporated under the laws of Delaware on July 10, 1985 and became actively engaged in the exploration for and acquisition, development and production of oil and gas upon the acquisition of its predecessor entities, Tatum Petroleum Corporation, a California corporation ("Tatum of California") incorporated November 28, 1984, and Power Ventures, Inc., a Colorado corporation (and its wholly-owned subsidiary, Midnight Oil Company, a Colorado corporation) on June 30, 1986. The Company concentrates its activities in areas in which it has accumulated detailed
geographical knowledge and developed management experience.   The
Registrant's oil and gas operations are currently located in California and Ohio in which the Company owns varying interests in 78 producing wells with oil constituting 25% of current production and natural gas constituting 75% of current production (assuming 10 MCF of gas produced equals one barrel of oil production).

    The Registrant investigates potential opportunities to develop, drill and/or participate in the development of new oil and gas properties throughout the Midwest region of the United States. Its current activities on a yearly basis include identifying and drilling from 15 to 25 oil and gas properties on its own behalf or with partners on an equal promoted basis. It is likely that any significant expenditures required of the Registrant in connection with the future expansion of its oil and gas activities will require additional funding from outside sources in the form of debt or equity. There can be no assurance such funding is or will be available to the Registrant for this purpose.

    From 1986 to 1991, the Registrant's class of common stock was registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (No. 0-14788). In 1991, the Registrant deregistered its securities under the Securities Exchange Act of 1934 in an effort to lower general overhead expenses. The Board of Directors has elected to re-register its shares under the Securities Exchange Act of 1924 in an effort to create a trading market for its shares and provide a possible source for future funding activities if a market should develop. No trading market currently exists for the Registrant's common stock.

    The Registrant's corporate offices are located at 667-E Lakeview Plaza Boulevard, Worthington, OH 43085. Its telephone number at that address is
(614) 888-3637.


BUSINESS STRATEGY

    The Company's growth strategy is to increase its annualized cash flow and oil and gas reserves by drilling and completing, on its own behalf and with others, from 15 to 25 oil and gas prospects per year. The Company will develop these prospects each year with a view to taking advantage of industry advances in seismic and drilling technologies and management's experience primarily in Ohio. Of the projected new prospects, between two
(2) and five (5) each year will be intended as higher potential, higher risk prospects. As indicated above, the Company intends to market its prospects on a basis that will allow the Company to be able to control its risks on each of these prospects.



OPERATIONS

    As of September 30, 1996, the Company was serving as operator for all of the Company's producing wells and receives a management fee for each well from the working interest owners. The Company believes that, as operator, it is in a better position to control costs, safety and timeliness of work as well as other critical factors affecting the economics of a well or property. The Company presently operates wells which represent virtually 100% of the Company's proved reserves.



CUSTOMERS AND MARKETS

    Three purchasers each represent in excess of 10% of the Registrant's total oil and gas revenue for the fiscal years ended March 31, 1996 and 1995. These purchasers are Quaker State, Energy Marketing Services, Inc. and East Ohio Gas Company. Prices of Registrant's gas are generally set unilaterally by the individual buyers based upon prevailing market prices paid to oil and gas producers in that area.

    Oil produced from the Registrant's wells are sold and gathered by Quaker State. The Registrant transports a portion of its gas production with Sol Ltd., an affiliated entity, over a gas gathering system and a pipeline owned by that entity that connects to the East Ohio Gas Co. and Columbia Gas Transmission Corp. pipelines. During the fiscal years ended March 31, 1996 and 1995 and for the six months ended September 30, 1996 and 1995, the Registrant paid approximately $226,000, $159,000, $111,000, and $108,000 in gathering fees and $56,000, $34,000, $27,000, and $28,000, respectively, in compression fees for the Company's share of the gas transported over these lines to Sol Ltd.

    The Registrant's business is not seasonal in nature, except to the extent that weather conditions at certain times of the year may affect the Registrant's access to its oil and gas properties and its ability to drill oil and gas wells. The impact of inflation on the Company's activities is minimal. While gas prices have historically fluctuated between winter and summer seasons, changes in the market during the last few years have made such fluctuations unpredictable. For instance, because local gas utilities around the country need to refill their gas storage facilities in the summer, prices may be higher during spring or summer months than during subsequent winter months when temperatures are warmer than normal.



GAS CONTRACTS

    The Registrant sells substantially all of its natural gas pursuant to four (4) separate gas purchase agreements with Energy Marketing Services, Inc. and East Ohio Gas Company, both Ohio corporations. The agreement with Energy Marketing Services, Inc. accounts for approximately 38% of the Company's production sales with prices based on the spot market price for gas. This agreement expires in January 1998. The Company's remaining natural gas is sold to East Ohio Gas Company pursuant to three (3) separate agreements at prices ranging from $2.25 to $2.70 per MCF. The first two
(2) agreements account for 56% of the Company's natural gas sales and expire in April 1997. The third agreement with East Ohio Gas Company accounts for 6% of the Company's gas sales and is based on a spot market price. This third agreement expires in May 1997.



COMPETITION

    The Company competes with numerous other companies and individuals, including many that have significantly greater resources, in virtually all facets of its business. Such competitors may be able to pay more for desirable leases and to evaluate, bid for and purchase a greater number of properties that the financial or personnel resources of the Company permit. The ability of the Company to increase reserves in the future will be dependent on its ability to select and acquire suitable producing properties and prospects for future exploration and development. The availability of a market for oil and natural gas production depends upon numerous factors beyond the control of producers, including but not limited to the availability of other domestic or imported production, the locations and capacity of pipelines, and the effect of federal and state regulation on such production. Domestic oil and natural gas must compete with imported oil and natural gas, coal, atomic energy, hydroelectric power and other forms of energy. The Company does not hold a significant competitive position in the oil and gas industry.



GOVERNMENT REGULATION OF THE OIL AND GAS INDUSTRY

    GENERAL

    The Company's exploration and marketing operations are regulated extensively at the federal, state and local levels. Gas and oil exploration, development and production activities are subject to various laws and regulations governing a wide variety of matters. For example, hydrocarbon-producing states have statutes or regulations addressing conservation practices and the protection of correlative rights, and such regulations may affect the Company's operations and limit the quantity of hydrocarbons the Company may produce and sell. Other regulated matters include marketing, pricing, transportation, and valuation of royalty payments.

    At the U.S. federal level, the Federal Energy Regulatory Commission ("FERC") regulates interstate transportation of natural gas under the Natural Gas Act and regulates the maximum selling prices of certain categories of gas sold in "first sales" in interstate and intrastate commerce under the Natural Gas Policy Act. Effective January 1, 1993, the Natural Gas Wellhead Decontrol Act deregulated natural gas prices for all "first sales" of natural gas, which includes sales by the Company of its own production. As a result, all sales of the Company's natural gas produced in the U.S. may be sold at market prices, unless otherwise committed by contract.

    The Company's gas sales are affected by regulation of intrastate and interstate gas transportation. In an attempt to promote competition, the FERC has issued a series of orders which have altered significantly the marketing and transportation of natural gas. The Company believes that these changes have generally improved the Company's access to transportation and have enhanced the marketability of its natural gas production. To date, the Company has not experienced any material adverse effect on gas marketing as a result of these FERC orders; however, the Company cannot predict what new regulations may be adopted by the FERC and other regulatory authorities, or what effect subsequent regulations may have on its future gas marketing.

    The Company also is subject to laws and regulations concerning occupational safety and health. It is not anticipated that the Company will be required in the near future to expend amounts that are material in the aggregate to the Company's overall operations by reason of occupational safety and health laws and regulations, but inasmuch as such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance.

    ENVIRONMENTAL REGULATIONS

    Various federal, state and local laws and regulations covering the discharge of materials into the environment, or otherwise relating to the protection of the environment, may affect the operations and costs of the Company. It is not anticipated that the Company will be required in the near future to expend amounts that are material in relation to its total capital expenditure program by reason of environmental laws and regulations. However, inasmuch as such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance.

    STATE REGULATION OF OIL AND GAS PRODUCTION

    State statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. Most states in which the Company owns and operates properties have statutes, rules or regulations governing conservation matters, including the unitization or pooling of oil and gas properties, establishing of maximum rates of production from oil and gas wells and the spacing of such wells. Many states also restrict production to the market demand for oil and gas. Such statutes and regulations may limit the rate at which oil and gas could otherwise be produced from the Company's properties. Some states have enacted statutes prescribing ceiling prices for gas sold within their state. The Company's Ohio production is not currently subject to price regulation. However, the Company is unable to predict whether production rate limitations or price regulations may be imposed in the future.



TITLE TO PROPERTIES

    As is customary in the oil and gas industry, only a preliminary title examination is conducted at the time properties believed to be suitable for drilling operations are acquired by the Company. Prior to the commencement of drilling operations, a thorough title examination of the drill site tract is conducted by independent attorneys. Once production from a given well is established, the Company prepares a division order title report indicating the proper parties and percentages for payment of production proceeds, including royalties. The Company believes that titles to its leasehold properties are good and defensible in accordance with standards generally acceptable in the oil and gas industry.



OFFICE AND OPERATIONS FACILITIES

    The Company's corporate offices are located in Worthington, Ohio which it leases pursuant to a lease which expires in May 1998. Minimum future lease payments under the non-cancelable lease for the years ending March 31, 1997, 1998 and 1999 are $18,000, $18,000 and $3,000, respectively, for a total of $39,000. Total rental expense charged to operations was $16,400 and $15,000 for the years ended 1996 and 1995, respectively.


    The Company believes its office space is sufficient for the foreseeable future.

LEGAL PROCEEDINGS

    The Company is not engaged in any material pending legal proceedings to which the Company or its subsidiary is a party or to which any of its property is subject except as set forth in Part II of this Registration Statement.


EMPLOYEES

    At September 30, 1996, the Company and its subsidiaries employed 5 full time and 1 part time persons. Three (3) of the Registrant's employees are responsible for field operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OR OPERATIONS.
------------------------------------------------------------------


    THIS REGISTRATION STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933. SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THIS SECTION AND UNDER "DESCRIPTION OF BUSINESS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OR OPERATIONS" AND "PROPERTIES." ACTUAL EVENTS OR RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS.

SIX MONTH PERIOD ENDED SEPTEMBER 30, 1996 VS. SEPTEMBER 30, 1995
----------------------------------------------------------------

RESULTS OF OPERATIONS

    The Company had net income for the six month period ended September 30, 1996 totaling $168,000, compared to $232,000 at September 30, 1995.
This decrease of 27.5% in net income was primarily a result of increased exploration costs along with a reduction of income from sale of working interest.

REVENUES

    Oil and gas sales for the six month period ended September 30, 1996 totaled $1,425,000 compared to approximated revenues of $1,425,000 for the six months ended September 30, 1995. Oil production decreased from 16,625 barrels to 15,700 barrels for a net decrease of 925 barrels or 5.6%. Gas production increased from 508,297 MCFs to 526,204 MCFs for a net increase of 17,907 MCFs or 3.5%. These changes in revenue and fluctuations in production have resulted in virtually no difference in total revenue for the two periods presented.

    Drilling arrangement income decreased from $76,000 at September 30, 1995, to $15,000 at September 30, 1996, a reduction of 80%. This decrease is a result of the Company retaining more working interest in the new wells being drilled.

    Management fee income increased from $47,000 at September 30, 1995, to $70,000 at September 30, 1996, for a 48.9% increase or $23,000. The increase in revenue is a result of the Company managing additional wells that were brought into production during the current period.

COSTS AND EXPENSES

    Oil and gas production costs for the six months ended September 20, 1996 totaled $253,000 for a 12.4% (or $28,000) increase over the six month period ended September 30, 1995 costs of $225,000. The increased costs were primarily a result of hiring an additional employee in the field along with salary increases.

    General and administrative expenses totaled $305,000 at September 30, 1996 as compared to $280,000 at September 30, 1995 for a total increase of 8.9%. This increase was due to additional legal fees incurred in connection with the Company's lawsuit with Columbia Gas along with salary increases.

    Depreciation, depletion and amortization costs for the current six month period totaled $218,000 for an increase of $69,000 (or 46.3%) over the six month period ended September 30, 1995 costs of $149,000. This increase is consistent with an increase in the depreciable assets owned by the Company, as well as adjustments to depletion rates based on year end reserve quantities.

    Exploration costs and dry hole costs increased a total of 6.2% from $319,000 at September 30, 1995 to $339,000 at September 30, 1996. The
Company's approach to exploration has not changed significantly from the prior period.

OTHER INCOME (LOSS)

    Other income (loss) for the six months ended September 30, 1996, was a loss of $35,000, a decrease of 305% (or $52,000) from the six months ended September 30, 1995 revenues of $17,000. This decrease was due to the loss realized during the current period on the plugging of one well which was not fully depreciated.

LIQUIDITY AND CAPITAL RESOURCES

    During the six month period ended September 30, 1996, the Company experienced an increase in working capital deficiency from $(411,000) at March 31, 1996 to $(478,000) in the current period. This increased deficiency of $67,000 was due to the decrease in accounts receivable, resulting from lower gas prices which averaged 44% less than the March 1996 prices. Cash as of September 30, 1996 was $241,000, a $175,000 decrease from March 31, 1996. This was due to increased drilling activity and the purchase of inventory pipe to take advantage of low prices. Cash provided by operations was $413,000 at September 30, 1996 which is in line with $414,000 at September 30, 1995. However, management anticipates increased natural gas prices during the second half of fiscal year 1997 to bring the annualized September 1996 numbers closer in line with the March 31, 1996 cash provided by operations numbers.

    The Company used it's line-of-credit along with advances from industry investors to facilitate the drilling of 13 wells during the six months ended September 30, 1996. Four of these wells were dry holes. Of the nine commercial wells, the Company retained an average of 49.3% working interest.

    The Company anticipates continuing the sale of working interest to industry related investors and bank borrowings to facilitate its working capital needs and its drilling activities for the remainder of the fiscal year.


FISCAL YEAR ENDED MARCH 31, 1996 VS. 1995
-----------------------------------------

RESULTS OF OPERATIONS

    The Company had net income for the year ended March 31, 1996 totaling $476,000 or $.05 per share of common stock, compared to $145,000 or $.01 per share for the prior year.

The increased net income during the current year was primarily a result of increased drilling success and higher gas prices.

REVENUES

    Oil and gas sales for the current fiscal year totaled $3,083,000 compared to revenues of $2,270,000 for the prior year for an increase of $813,000 or 35.8%. Oil production decreased from 36,227 barrels to 34,615 barrels for a net loss of 1,612 barrels or 4.5%. Gas production for the current year totaled 1,039,039 MCFs compared to 673,151 MCFs for the prior year, a net gain of 364,888 MCFs or 54.2%. The gas production increase was primarily a result of new wells drilled by the company. In addition, one exceptional well, drilled close to the prior year end, accounted for 32% of this year's gas production, compared to 8% of the prior year production.
It should be noted, however, that this exceptional well is expected to have a short production life. One other reason for the increase in revenue is due to the unusually high gas prices at year end.

    Drilling arrangement income for the current year totaled $95,000, a decrease of 47.2% (or $85,000) from prior year revenues of $180,000. This decrease was due to the decrease of outside investors participating in the current year drilling programs.

    Management fee income increased from $107,000 to $114,000, during the current fiscal year, for a 6.5% increase or $7,000. The increase in revenue is a result of the Company managing additional wells that were brought into production during the current fiscal year.

COSTS AND EXPENSES

    Oil and gas production costs for the current year totaled $536,000 for a 4% (or $23,000) decrease over prior year costs of $559,000. The decreased costs were primarily a result of plugging under performing wells. In addition, the majority of new wells drilled during the current year were gas producing wells which require less maintenance than oil producing wells.

    General and administrative expenses totaled $653,000 for the current year as compared to $554,000 for the prior year for a total increase of 18%. Nine percent of this increase was due to additional legal fees incurred with regard to the Company's lawsuit with Columbia Gas and additional geology costs associated with the Columbia Gas bankruptcy claim. Four percent was due to salary increases and the remaining 5% was a combination of increased accounting fees, taxes and other expenses.

    Depreciation, depletion and amortization costs for the current year totaled $495,000 for an increase of $92,000 (or 22.8%) over prior year costs of $403,000. This increase was due to an increase in depreciable assets owned by the Company, offset by revisions of reserve quantity estimates, primarily due to the increase in the price of gas at year end.

    Exploration costs and dry hole costs decreased a total of 1.4% from $908,000 in the prior year to $895,000 during the current year. The Company's approach to exploration has not changed significantly from the prior year.

OTHER INCOME

    Other income for the current year totaled $63,000, an increase of 425% (or $51,000) from prior year revenues of $12,000. This increase was due to the gain realized during the current year on the sale of two fully depreciated assets, one well and one truck, and the sale of equipment inventory.

LIQUIDITY AND CAPITAL RESOURCES

    During the fiscal year ended March 31, 1996, the Company experienced a decrease in working capital from a deficiency of $(323,000) in the prior year to $(411,000) in the current year. This decrease of $88,000 was due in general to the increase in accounts payable at March 31, 1996, resulting from increased drilling activity at year end. Cash as of March 31, 1996 was $416,000, a $91,000 increase over the prior year of $325,000. This was primarily due to an increase in cash provided by operations, which increased from $780,000 for the year ended March 31, 1995 to $1,284,000 for the year ended March 31, 1996. This was due primarily to the increased drilling success in the current year and higher gas prices.

    The Company used it's line-of-credit along with outside investors to facilitate the drilling of 18 wells during fiscal year 1996. Four of these wells were dry holes. Of the fourteen commercial wells, the Company retained an average of 60.36% working interest.

    The Company anticipates continuing the sale of working interests in its future exploration and bank borrowings to facilitate its working capital needs and its drilling activities for the next fiscal year.

FISCAL YEAR ENDED MARCH 31, 1995 VS. 1994
-----------------------------------------

RESULTS OF OPERATIONS
---------------------

    The Company had net income for the year ended March 31, 1995 totaling $145,000 or $.01 per share of common stock, compared to net income of $585,000 or $.06 per share for the prior year. The decreased gain during the current year was primarily a result of increased seismic costs and the drilling of numerous dry holes.

REVENUES

    Oil and gas sales for the current fiscal year totaled $2,270,000 compared to revenues of $1,899,200 for the prior fiscal year for an increase of $370,800 or 19.5%. Oil production increased from 27,973 barrels to 36,227 barrels for a net increase of 8,254 barrels or 29.5%. Gas production for the current year totaled 673,151 MCFs compared to 497,495 MCFs for the prior year, a net increase of 175,656 MCFs or 35.3%. These increases in production were primarily a result of new wells drilled by the Company.

    Drilling arrangement income for the current year totaled $180,000, an increase of 11.1% (or $18,000) from prior year revenues of $162,000. This increase was due to the increased number of drilling programs undertaken by the Company during the current fiscal year.

    Management fee income increased from $83,500 to $107,000, during the current fiscal year, for a 28.1% increase or $23,500. The increase in revenue is a result of the Company managing additional wells that were brought into production during the current fiscal year and an increase in the monthly management fees charged to other working interest owners.

COSTS AND EXPENSES

    Oil and gas production costs for the current year totaled $559,000 for a 0.6% (or $3,900) decrease over prior year costs of $562,900. The Company re-evaluated profitability of it's existing wells and shut-in or plugged and abandoned several wells which were not operating as profitably as expected. This practice resulted in costs remaining virtually the same in spite of additional new wells coming on line.

    General and administrative expenses totaled $554,000 for the current year as compared to $564,000 for the prior year for a total decrease of 1.8%. These costs remained fairly consistent as the Company made no meaningful changes in day to day operations.

    Depreciation, depletion and amortization costs for the current year totaled $403,000 for an increase of $49,700 (or 14.1%) over prior year costs of $353,300. This increase was due to an increase in depreciable assets owned by the Company, in addition to recalculations of estimated reserve quantities.

    Exploration and dry hole costs increased a total of 636.4% from $123,300 in the prior year to $908,000 during the current year. These costs increased primarily due to the Company purchasing leases in two new areas of Ohio and increasing its seismic study costs. In addition, a total of nine dry holes were drilled during the current year, five of which were drilled in these two areas in the Company's efforts to evaluate the new leases.

OTHER INCOME

    Other income for the current year totaled $12,000, a decrease of 72.5% (or $31,600) from the prior year of $43,600. This decrease was due to the gain realized during the prior year on equipment sold from inventory and the sale of two fully depreciated trucks.

LIQUIDITY AND CAPITAL RESOURCES

    During the fiscal year ended March 31, 1995, the Company experienced a decrease in working capital from $321,200 in the prior year to $(322,800) in the current year. This decrease of $644,000 was due primarily to the following changes: Fiscal year 1994 had no line-of-credit liability, had more cash and inventory, and had no advances from working interest owners at year end.

    Cash as of March 31, 1995 was $325,400, a $133,600 decrease from the prior year of $459,000. This was primarily due to timing of accounts payable payments which were made prior to March 31, 1995 as opposed to payments made shortly after the year end for fiscal 1994.

    Cash provided by operations decreased from $792,400 for the year ended March 31, 1994 to $780,000 for the year ended March 31, 1995. This 1.5% change in cash was due to the offsetting balances of decreased net income with increased DD&A, inventory and payables for fiscal year 1995.

    The Company used it's line-of-credit along with the sale of working interests to facilitate the drilling of 20 wells during fiscal year 1995. Nine of these wells were dry holes, however, of the eleven commercial wells, the Company retained an average of 60.45% working interest.

    The Company anticipates continuing the sale of working interest and bank borrowings to facilitate its working capital needs and its drilling activities for the next fiscal year.

ITEM 3.  DESCRIPTION OF PROPERTY.
--------------------------------

OIL AND GAS RESERVES

    The table below sets forth the Company's quantities of proved reserves, as estimated by Robert L. Williams, consulting independent petroleum engineer, all of which are located in the continental U.S., and the present value of estimated future net revenues from these reserves on a non-escalated basis discounted by 10 percent per year as of the last two fiscal years ending March 31, 1995 and 1996 and as updated by the Company as of September 30, 1995 and 1996. Reserve estimates are inherently imprecise and are subject to revisions based on production history, results of additional exploration and development, prices of oil and gas and other factors outside the Company's control.


                                      Six Months
                                        Ended                Year Ended
                                     September 30,            March 31,
                                    ----------------       ---------------
                                    1996         1995      1996       1995
 Estimated Proved Gas
   Reserves (MCF)                 3,592,000  2,646,000  3,218,000   1,814,000
 Estimated Proved Oil
   Reserves (Bbls)                   94,000    117,000     99,000     130,000
 Present Value of Future Net
   Revenues (before future
   income tax expense)            9,650,000  6,672,000  8,087,000   4,666,000


    Reference should be made to Supplemental Oil and Gas Information on pages F-12 - F-13 of this Registration Statement for additional information pertaining to the Company's proved oil and gas reserves. During fiscal 1996 the Company did not file any reports that include estimates of total proved net oil or gas reserves with any federal agency other than the Securities and Exchange Commission.

PRODUCTION

    The following table sets forth the Company's net oil and gas production for the last two fiscal years and for the second quarter for the last two fiscal years.


                                      Six Months
                                         Ended               Year Ended
                                      September 30,           March 31,
                                    ----------------      ----------------
                                     1996       1995      1996        1995

 Natural Gas (MCF)                  526,000    496,000  1,039,000     673,000
 Crude Oil & Condensate
  (Bbls)                             16,000     17,000     35,000      35,000


AVERAGE SALES PRICES AND PRODUCTION COSTS

    The following table sets forth the average gross sales price and the average production cost per unit of oil and gas produced, including production taxes, for the last two fiscal years and for the second quarter of the last two fiscal years. For purposes of calculating production cost per equivalent MCF, barrels of oil have been converted at a ratio of six MCF of gas for each barrel of oil:


                                        Six Months
                                          Ended               Year Ended
                                       September 30,           March 31,
                                     ----------------      -----------------
                                      1996       1995       1996        1995

 Average Sales Price
   Gas (per MCF)                      $2.63      $2.26      $2.50       $2.37
   Oil (per Bbl)                     $20.00     $17.00     $17.00      $16.00
 Average Production Cost Per
   Equivalent MCF                     $0.37      $0.34      $0.39       $0.55


PRODUCING WELLS AND DEVELOPMENT ACREAGE

    The following table sets forth, as of September 30, 1996, the approximate number of gross and net producing oil and gas wells and their related developed acres owned by the Registrant. Productive wells are producing wells and wells capable of production, including shut-in wells. Developed acreage consists of acres spaced or assignable to productive wells.

                         PRODUCING WELLS               DEVELOPED ACRES
              ------------------------------------    ----------------
                     OIL                 GAS           GROSS      NET
              ----------------    ----------------    ------    ------
               GROSS      NET     GROSS      NET
                26       16.9       52      33.8       4,032     2,737

UNDEVELOPED ACREAGE

    At September 30, 1996, the Registrant held undeveloped acreage as set forth below:

                                                  UNDEVELOPED ACRES
                                                ---------------------
         LOCATION                                GROSS            NET
         Ohio                                   21,399         21,399


    The following table sets forth the expiration dates of the gross and net acres subject to its oil and gas leases summarized in the table of undeveloped acreage.

                                                  ACRES EXPIRING
                                               ---------------------
                                                 GROSS            NET
    Twelve Months Ending:
    March 31, 1997                               3,073          3,073
    March 31, 1998                               5,698          5,698
    March 31, 1999                               2,175          2,175
    March 31, 2000 and later                    10,453         10,453


DRILLING ACTIVITIES

    The Company's drilling activities for the years ended March 31, 1996 and 1995 are set forth below:


                                       SIX MONTHS             SIX MONTHS
                                          ENDED                  ENDED
                                   SEPTEMBER 30, 1996     SEPTEMBER 30, 1995
                                   ------------------     ------------------
                                    GROSS       NET      GROSS         NET
 Exploratory:
   Productive                           0          0          0           0
   Dry                                  0          0          0           0

 Development:
   Productive                           9       4.44          7        4.23
   Dry                                  4       2.01          3        2.20



                                        MARCH 31,            MARCH 31,
                                         1996                   1995
                                   -----------------     ------------------
                                    GROSS       NET      GROSS         NET

 Exploratory:
   Productive                           0          0          0           0
   Dry                                  2       1.47          2        1.47

 Development:
   Productive                          14       8.45         11        6.65
   Dry                                  2       1.50          7        5.13

    The Company's drilling activities are conducted on a contract basis with independent drilling contractors.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.
----------------------------------------------------------------------

    (a)(b)    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
              MANAGEMENT.

    The following table sets forth, as of September 30, 1996 the ownership of the Registrant's Common Stock by (i) each Director of the Registrant,
(ii) all Executive Officers and Directors of the Registrant as a group, and
(iii) all persons known by the Registrant to own more than 5% of the Registrant's Common Stock.

                                            Beneficial Ownership (1)
                                            ------------------------

              Name                  Number of Shares              Percentage
              ----                  ----------------              ----------

Zachary T. Tatum                        5,566,622 (2)               53.0%
667-E Lakeview Plaza Blvd.
Worthington, OH 43085

John E. Reynolds                           88,056                      Nil
11711 Woodruff Ave.
Downey, CA 90241

Charles R. Tatum                        1,087,190                    10.0%
625 Hotel Circle
San Diego, CA 92108

Lori J. Powell                                  0                        0
667-E Lakeview Plaza Blvd.
Worthington, OH 43085

All Directors and Officers              5,654,678                    54.3%
as a Group (3 persons)
_________________________________
(1) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

(2) Includes 1,447,592 shares held by Tatum Petroleum Ohio, 356,872 shares held by Energy Exploration Corporation, 490,959 shares held by Strata Exploration Corporation and 13,781 shares held by Devonian
    Exploration, Inc., all or which may be deemed to be beneficially owned by Zachary T. Tatum.

    (c)  CHANGES IN CONTROL.

    No understandings, arrangements or agreements are known by management at this time which would result in a change in control of the Registrant.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
--------------------------------------------------------------------

    (a)(b)    IDENTIFICATION OF DIRECTORS, EXECUTIVE OFFICERS AND
              SIGNIFICANT EMPLOYEES.

    The following sets forth certain information with respect to the officers and directors of the Registrant.


    Name                    Age            Position

Zachary T. Tatum             43      President, Chief Financial Officer,
                                     Chief Executive Officer and a
                                     Director since 1985

Lori J. Powell               37      Secretary, Treasurer and a Director
                                     since 1995

John E. Reynolds             61      Director since 1985

    The directors of the Registrant are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified. Officers of the Registrant are elected by the Board of Directors and hold office until their successors are elected and qualified.

    The Registrant has no audit or compensation committee.

    Biographical information concerning each director and executive officer, including business experience for the past five years is as follows:

    ZACHARY T. TATUM graduated from California State University at Fullerton in 1975 with a degree in business/marketing. After graduation, he was employed part-time by Allison Drilling Company and worked in Eastern Colorado. In 1977, he acquired a producing property in the Pyramid Hills Oil Field, Kings County, California, which he operated until the property was sold in May, 1985. From 1979 to the present, he has been involved in sponsoring limited partnerships and joint ventures to drill oil and gas wells in the States of California, Ohio and West Virginia. Mr. Tatum is also president and a director of the following inactive corporations:
Energy Exploration Corp., a Nevada corporation, of Strata Exploration, Inc., an Ohio corporation, and of Tatum Petroleum Ohio, Inc., an Ohio corporation. Mr. Tatum devotes full time to the Registrant.

    LORI J. POWELL has been the Registrant's controller since 1991 and a Director since 1995. She is responsible for the Registrant's financial statements, filings, contracts and day to day accounting matters. Ms. Powell obtained a B.S. degree from Azusa Pacific University in 1983 and devotes full time to the Registrant.

    JOHN E. REYNOLDS is the president of Keyline Sales, Inc., Downey, California, which sells plumbing supplies to the wholesale trade. Mr. Reynolds is also an investor in other oil and gas ventures.

    (c)  FAMILY RELATIONSHIPS.

    There are no family relationships between or among any officer and director.

    (d)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.

    No officer, director, significant employee, promoter or control person of the Registrant has been involved in any event of the type described in
Item 401(d) of Regulation S-B during the past five years.

ITEM 6.  EXECUTIVE COMPENSATION.
-------------------------------

    (a)  GENERAL.

    The Registrant's President, Mr. Zachary T. Tatum, is the only officer whose total compensation exceeds $100,000 during the Registrant's most recent fiscal year.

    (b)  SUMMARY COMPENSATION TABLE.

    The following table sets forth certain information regarding the compensation paid or accrued by the Registrant to or for the account of the Chief Executive Officer and each of the Officers of the Registrant whose total annual compensation exceeded $100,000 during the fiscal years ended March 31, 1994, 1995 and 1996:

                             Annual Compensation                           Long Term Compensation
                  ------------------------------------------------------------------------------------------

  Name and                                                        Restricted
  Principal                                          Other Annual   Stock   Options/   LTIP       All Other
  Position         Year     Salary      Bonuses($)   Compensation   Awards    SARS   Payouts($) Compensation
  --------         ----     ------      ----------   ------------   ------    ----   ---------- ------------
Zachary T. Tatum   1996     $300,000        -0-      $   -0-         -0-      -0-      -0-         -0-
President and      1995     $300,000        -0-      $   -0-         -0-      -0-      -0-         -0-
Chief Executive    1994     $ 85,000        -0-      $   -0-         -0-      -0-      -0-         -0-
Officer


    (c)  OPTION/SAR GRANTS TABLE.

    Not applicable.

    (d)  AGGREGATED OPTION/SAR EXERCISE AND FISCAL YEAR-END OPTION/SAR
         VALUE TABLE.

    Not applicable.

    (e)  TERM INCENTIVE PLAN ("LTIP") AWARDS TABLE.

    Not applicable.

    (f)  COMPENSATION OF DIRECTORS.

    STANDARD ARRANGEMENTS. The Registrant pays its directors $100 per meeting of the Board of Directors attended. Directors also receive reimbursement for out-of-pocket expenses incurred by them in connection with the business of the Registrant.

    OTHER ARRANGEMENTS. The Registrant has no other arrangements pursuant to which any director of the Registrant was compensated during the year ended March 31, 1996, for services as a director.

    (g)  EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND
         CHANGE-IN-CONTROL ARRANGEMENTS.

    None.

    (h)  REPORTING ON REPRICING OF OPTIONS/SARS.

    Not Applicable.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
-------------------------------------------------------

    (a)(b)    TRANSACTIONS WITH MANAGEMENT AND OTHERS.


    The Registrant transports a portion of its gas production over a gas gathering system and a pipeline which are owned by Sol Ltd., a company owned by the wife of the Registrant's president, Mr. Zachary T. Tatum. During the years ended March 31, 1996 and 1995, the Registrant paid approximately $226,000 and $159,000 in gathering fees and $56,000 and $34,000 in compression fees for the Registrant's share of gas transported over these lines to the entity.

    On April 1, 1993, the Company sold its natural gas pipeline which is separate from the gas gathering system and pipeline discussed above, to Sol Ltd. for $250,000. For financial statement purposes, the Company realized a loss on this transaction of approximately $86,000. Additional fees for Registrant gas transported over this pipeline in the amount of $34,000 and 39,000 in 1996 and 1995, respectively, have been forgiven for administration services the Registrant provides the pipeline.

    In 1995 Sol LTD. provided seismic data with a value of approximately $421,000 in return for a working interest ownership in certain wells. The value was based on amounts paid by the related party to third parties, and has been expensed in the Company's 1995 financial statements.

    The Company's Board of Directors and its officers are subject to certain provisions of Delaware law which are designed to eliminate or minimize the effects of certain potential conflicts of interest. In addition, the Board of Directors has adopted a policy that provides that any transaction between the Company and an interested party must be fully disclosed to the Board of Directors, and that a majority of the directors not otherwise interested in the transaction

(including a majority of disinterested directors) must make a determination that such transaction is fair, competitive and commercially reasonable and on terms and conditions not less favorable to the Company than those available from unaffiliated third parties.


    (c)  PARENTS OF THE REGISTRANT.

    Zachary T. Tatum may be deemed to be the parent of the Registrant. See Item 4 above for information concerning the basis of control and percentage of voting securities owned by Mr. Tatum.

    (d)  TRANSACTIONS WITH PROMOTERS.

    Information required by Item 404 of Regulation S-B is not required to be presented inasmuch as the Registrant has been organized for more than five years.

ITEM 8.  DESCRIPTION OF SECURITIES.
----------------------------------

COMMON STOCK

    The Registrant is authorized to issue up to 15,000,000 shares of Common Stock, $.01 par value. On September 30, 1996, there were 10,418,855 shares of Common Stock issued and outstanding. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not allowed, which means that the holders of a majority of the outstanding shares represented at any meeting at which a quorum is present will be able to elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. On liquidation of the Registrant, each common shareholder is entitled to receive a pro rata share of the Registrant's assets available for distribution to common stockholders.

DIVIDEND POLICY

    Dividends are payable on Common Stock when, as, and if declared by the Board of Directors out of funds legally available to pay dividends. The Registrant has paid no cash dividends to date and it does not anticipate payment of cash dividends in the foreseeable future.

STOCK TRANSFER AGENT

    American Securities Transfer and Trust, Denver, Colorado is the Transfer Agent for the Common Stock.

                                 PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
------------------------------------------------------------------------
AND OTHER SHAREHOLDER MATTERS.
-----------------------------

    (a)  MARKET INFORMATION.

    Since 1991, when the Registrant deregistered its securities with the Securities and Exchange Commission, there has been no public market for the Registrant's shares of common stock. Prior to 1991, the Registrants common stock had traded only sporadically in the over-the-counter market. To the Registrant's knowledge, such transactions as did occur may have been isolated agency trades, or inter-dealer transactions, neither of which represent the existence of a customary trading market.

    (b)  HOLDERS.

    The number of record holders of the Registrant's common stock on September 30, 1996 was approximately 398.

    (c)  DIVIDENDS.

    The Registrant has never paid dividends with respect to its common stock and currently does not have any plans to pay cash dividends in the future as it intends to retain future earnings to finance the growth of the business. There are no contractual restrictions on the Registrant's present or future ability to pay dividends. Future dividend policy is subject to the discretion of the Board of Directors and is dependent upon a number of factors, including future earnings, capital requirements and the financial condition of the Registrant.

ITEM 2.  LEGAL PROCEEDINGS.
--------------------------


    The lawsuit entitled COLUMBIA NATURAL RESOURCES, INC. V. TATUM PETROLEUM CORPORATION, ET AL., assigned Case No. 5:93-CV-0234 in the United States District Court for the Northern District of Ohio was originally commenced on February 3, 1993. The plaintiff is Columbia Natural Resources, Inc., and the defendants are Zachary Tatum, Tatum Petroleum Corporation, Strata Exploration, Inc., Tatum Petroleum Ohio, Inc. and Shannon Tatum.

    In its complaint, Columbia Natural Resources claims that various leases were improperly acquired, that its lease rights were defeated as a result, and that various defendants conspired to defraud the plaintiff. In particular, the plaintiff alleges that the defendants breached contractual duties reportedly arising under three farmout agreements and, further, allegedly used fraudulent means to conceal the alleged breaches of contract. The plaintiff has requested damages in excess of ten million dollars and an award of punitive and treble damages, with attorney's fees.

    In this same case, the defendants, including Tatum Petroleum Corporation, have asserted a counterclaim against Columbia Natural Resources for damages. The counterclaim alleges claims for abuse of process, slander of title to real property, tortious interference with business and contractual relations, and fraud and extortion, among others. The counterclaim seeks damages in excess of ten million dollars, together with a treble and punitive damage award, and the recovery of attorney's fees.

    The litigation pending in the Holmes County, Ohio Common Pleas Court entitled YODER V. STOCKER & SITLER OIL CO., ET AL., being Case No. 44-14987, involves a third-party complaint filed by Columbia Natural Resources against Tatum Petroleum Corporation and others for indemnity, which was first commenced on May 29, 1991. This case originally involved an action by landowners to cancel a lease, and after trial the landowners prevailed and obtained judgment against Columbia Natural Resources and Stocker & Sitler, which was appealed but eventually settled. The third-party action is between third-party plaintiff, Columbia Natural Resources, Inc., and third-party defendants Tatum Petroleum Corporation, Strata Exploration,
Inc. and Tatum Petroleum Ohio, Inc.

    In the third-party complaint, Columbia Natural Resources alleges that the third-party defendants breached contractual duties reportedly arising under a farmout agreement and, further, the third-party defendant, Tatum Petroleum Corporation, in producing a breach of the farmout agreement which created the landowners claim against third-party plaintiff. On that basis, the third-party complaint seeks indemnity for the amount paid in settlement to the landowners, together with attorney's fees.

    In connection with the third-party action pending in the Holmes
County, Ohio Common Pleas Court litigation, the third-party defendants have filed a counterclaim. In their counterclaim, the third-party defendants, including Tatum Petroleum Corporation, seek the recovery of damages for abuse of process, tortious interference with business dealings and relationships and deceptive trade practices, among others, and the counterclaim seeks damages in excess of $25,000.00, punitive damages and attorney's fees.

    In the YODER V. STOCKER & SITLER OIL COMPANY, ET AL. Case, a Holmes County, Ohio common Pleas Court jury held in favor of the plaintiff landowners for $300,000.00 on compensatory damages and, further, ruled that the plaintiffs were entitled to punitive damages against the defendants, Stocker & Sitler and Columbia Natural Resources, Inc. That verdict was entered on March 18, 1994. Thereafter, on May 6, 1994 the court awarded the plaintiffs the sum of $600,000.00 in punitive damages against the defendants. The court of appeals reversed the punitive damage award, and during the course of further appeal, the parties reportedly reached a settlement for a lump sum of approximately $600,000.00, and Columbia Natural Resources claims that it incurred an additional sum of approximately $600,000.00 in attorney's fees and expenses relating to the landowners' claims.

    The Company is unable to predict the outcome of the above-referenced litigation, however, the Company intends to vigorously defend these actions.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
------------------------------------------------------

    During the last three fiscal years, the Registrant's independent accountants have not resigned, been dismissed or declined to stand for reelection.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
------------------------------------------------

    The Registrant has not sold any unregistered securities during the past three years.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
--------------------------------------------------

    Section 16 of the Registrant's Bylaws provides for the indemnification of directors and officers of the Registrant as to all expenses incurred or imposed upon them as a result of actions, suits or proceedings if they act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of the Registrant. The Securities and Exchange Commission does not recognize any as limitations on management's liability to the extent any such liability may arise from a violation of the federal securities laws.

                      INDEX TO FINANCIAL STATEMENTS



                                                                     PAGE
                                                                     ----


INDEPENDENT AUDITOR'S REPORT . . . . . . . . . . . . . . . . . . . . . 24

BALANCE SHEETS - March 31, 1996 and September 30, 1996 (Unaudited) . . 25

STATEMENTS OF OPERATIONS - For the Years Ended March 31, 1996
    and 1995 and the Six Months Ended September 30, 1996
    and 1995 (Unaudited) . . . . . . . . . . . . . . . . . . . . . . . 26

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY - For the Period
    from April 1, 1994 to September 30, 1996 (Unaudited) . . . . . . . 27

STATEMENTS OF CASH FLOWS - For the Years Ended March 31, 1996
    and 1995 and the Six Months Ended September 30, 1996
    and 1995 (Unaudited) . . . . . . . . . . . . . . . . . . . . . . . 28

NOTES TO FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . 29

                      INDEPENDENT AUDITOR'S REPORT





The Board of Directors
Tatum Petroleum Corporation
Worthington, Ohio


We have audited the accompanying balance sheet of Tatum Petroleum Corporation as of March 31, 1996, and the related statements of operations, stockholders' equity, and cash flows for the years ended March 31, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tatum Petroleum Corporation as of March 31, 1996, and the results of its operations and its cash flows for the years ended March 31, 1996 and 1995, in conformity with generally accepted accounting principles.




HEIN + ASSOCIATES LLP


Denver, Colorado
June 18, 1996

                       TATUM PETROLEUM CORPORATION

                             BALANCE SHEETS

                                                    MARCH 31,  SEPTEMBER 30,
                                                     1996           1996
                                                    --------      --------
                                                                (Unaudited)
                                 ASSETS
                                 ------

CURRENT ASSETS:
 Cash                                              $  416,000     $  241,000
 Receivables:
    Oil and gas                                       642,000        279,000
    Joint interest owners                              42,000        139,000
 Inventory                                             19,000        185,000
                                                   ----------     ----------
     Total current assets                           1,119,000        844,000

PROPERTY AND EQUIPMENT, at cost:
 Oil and gas producing properties
 (using the successful efforts method
 of accounting):
     Proved                                         6,135,000      6,557,000
     Unproved                                         475,000        583,000
 Other equipment                                      132,000        142,000
                                                   ----------     ----------
                                                    6,742,000      7,282,000
 Less accumulated depreciation,
    depletion, amortization and
    impairment                                     (3,464,000)    (3,662,000)
                                                   ----------     ----------
                                                    3,278,000      3,620,000

OTHER ASSETS                                           20,000         17,000
                                                   ----------     ----------

TOTAL ASSETS                                       $4,417,000     $4,481,000
                                                   ==========     ==========


                  LIABILITIES AND STOCKHOLDERS' EQUITY
                  ------------------------------------

CURRENT LIABILITIES:
 Note payable                                      $  360,000     $  375,000
 Accounts payable                                     230,000        342,000
 Related party payable                                    -           54,000
 Revenue and ad valorem taxes payable                 515,000        497,000
 Advances from working interest owners                322,000         47,000
 Accrued liabilities                                   83,000          7,000
 Income tax payable                                    20,000            -
                                                   ----------     ----------
     Total current liabilities                      1,530,000      1,322,000

DEFERRED TAX LIABILITY                                280,000        384,000

COMMITMENT AND CONTINGENCIES (NOTE 4)

STOCKHOLDERS' EQUITY:
 Common stock, $.01 par value; authorized
 15,000,000 shares,
    10,418,855 shares issued and outstanding          104,000        104,000
 Additional paid-in capital                         4,877,000      4,877,000
 Accumulated deficit                               (2,374,000)    (2,206,000)
                                                   ----------     ----------
     Total stockholders' equity                     2,607,000      2,775,000
                                                   ----------     ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $4,417,000     $4,481,000
                                                   ==========     ==========

          See accompanying notes to these financial statements.

                       TATUM PETROLEUM CORPORATION

                        STATEMENTS OF OPERATIONS


                                                           FOR THE SIX
                              FOR THE YEARS ENDING         MONTHS ENDING
                                    MARCH 31,              SEPTEMBER 30,
                              ----------------------  ----------------------
                                1996         1995       1996          1995
                              ---------    --------   ---------     --------
                                                                   (Unaudited)
NET REVENUES:
 Oil and gas sales            $3,083,000  $2,270,000   $1,425,000 $1,425,000
 Drilling arrangement
  income                          95,000     180,000       15,000     76,000
 Operating fees                  114,000     107,000       70,000     47,000
                              ----------  ----------   ---------- ----------
                               3,292,000   2,557,000    1,510,000  1,548,000

COSTS AND EXPENSES:
 Oil and gas production
  costs                          536,000     559,000      253,000    225,000
 General and
  administrative expenses        653,000     554,000      305,000    280,000
 Depreciation, depletion
  and amortization               495,000     403,000      218,000    149,000
 Exploration costs               587,000     574,000      339,000    319,000
 Dry hole costs                  308,000     334,000       88,000    218,000
                              ----------  ----------   ---------- ----------
                               2,579,000   2,424,000    1,203,000  1,191,000
                              ----------  ----------   ---------- ----------

OTHER INCOME (EXPENSE)            63,000      12,000      (35,000)    17,000
                              ----------  ----------   ---------- ----------

INCOME BEFORE INCOME
 TAXES                           776,000     145,000      272,000    374,000
                              ----------  ----------   ---------- ----------

INCOME TAX EXPENSE:
 Current                         (20,000)        -            -          -
 Deferred                       (280,000)        -       (104,000)  (142,000)
                              ----------  ----------   ---------- ----------
                                (300,000)        -       (104,000)  (142,000)
                              ----------  ----------   ---------- ----------

NET INCOME                    $  476,000  $  145,000   $  168,000 $  232,000
                              ==========  ==========   ========== ==========

NET INCOME PER SHARE          $      .05  $      .01   $      .02 $      .02
                              ==========  ==========   ========== ==========


WEIGHTED AVERAGE SHARES
  OUTSTANDING                 10,418,855  10,418,855   10,418,855 10,418,855
                              ==========  ==========   ========== ==========


          See accompanying notes to these financial statements.

                       TATUM PETROLEUM CORPORATION

              STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
      FOR THE PERIOD FROM APRIL 1, 1994 THROUGH SEPTEMBER 30, 1996



                               COMMON STOCK       ADDITIONAL
                            -------------------     PAID-IN     ACCUMULATED
                            SHARES       AMOUNT     CAPITAL       DEFICIT        TOTAL
                            ------       ------      ------       -------        -----
BALANCES, April 1, 1994    10,418,855   $ 104,000   $4,877,000   $(2,995,000)   $1,986,000

   Net income                     -           -            -         145,000       145,000
                           ----------   ---------   ----------    ----------    ----------

BALANCES, March 31, 1995   10,418,855     104,000    4,877,000    (2,850,000)    2,131,000

   Net income                     -           -            -         476,000       476,000
                           ----------    --------   -----------    ----------   ----------

BALANCES, March 31, 1996   10,418,855     104,000     4,877,000   (2,374,000)    2,607,000

   Net income (unaudited)         -           -             -        168,000       168,000
                           ----------    ---------   ----------   ----------    ----------

BALANCES, September 30, 1996
 (Unaudited)               10,418,855    $ 104,000   $4,877,000   $(2,206,000)  $2,775,000
                           ==========    =========   ==========    ==========   ==========








          See accompanying notes to these financial statements.

                       TATUM PETROLEUM CORPORATION

                        STATEMENTS OF CASH FLOWS


                                                           FOR THE SIX
                              FOR THE YEARS ENDING         MONTHS ENDING
                                    MARCH 31,              SEPTEMBER 30,
                             ----------------------    ----------------------
                                1996         1995       1996         1995
                              ---------    --------   ---------     --------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income                     $  476,000  $  145,000   $  168,000 $  232,000
 Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
   Depreciation, depletion
    and amortization               495,000     403,000      218,000    149,000
     Deferred income taxes         280,000         -        104,000    142,000
     Gain (loss) on disposal
      of equipment                 (46,000)         -        43,000    (10,000)
     Changes in operating assets
      and liabilities:
       Receivables                (317,000)   (112,000)     266,000   (309,000)
       Inventory                    (9,000)     92,000     (166,000)    (5,000)
       Prepaid expenses and
        other                          -       (24,000)       3,000     (1,000)
       Payables                    360,000     295,000      112,000    255,000
       Accrued liabilities          45,000     (19,000)    (335,000)   (39,000)
                                ----------  ----------   ---------- ----------
     Net cash provided by
      operating activities       1,284,000     780,000      413,000    414,000

CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Additions to property and
  equipment                     (1,370,000) (1,174,000)    (621,000)  (604,000)
 Proceeds from sale of
  property and equipment            77,000         -         18,000     10,000
                                ----------  ----------   ---------- ----------
     Net cash used in
      investing activities      (1,293,000) (1,174,000)    (603,000)  (594,000)

CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Borrowings on line-of-credit    1,400,000     335,000    1,180,000    710,000
 Repayments on line-of-credit   (1,300,000)    (75,000)  (1,165,000)  (580,000)
                                ----------  ----------   ---------- ----------
     Net cash provided by
      financing activities         100,000     260,000       15,000    130,000

NET INCREASE (DECREASE) IN CASH     91,000    (134,000)    (175,000)   (50,000)

CASH, beginning of period          325,000     459,000      416,000    325,000
                                ----------  ----------   ---------- ----------

CASH, end of period             $  416,000  $  325,000   $  241,000 $  275,000
                                ==========  ==========   ========== ==========

SUPPLEMENTAL CASH FLOW
 INFORMATION:
 Cash paid for interest         $   19,000   $   12,000  $   12,000 $   12,000
                                ==========  ==========   ========== ==========

 Seismic data received for
  working interest in
  producing properties          $      -    $  421,000   $      -   $      -
                                ==========  ==========   ========== ==========









          See accompanying notes to these financial statements.

                      TATUM PETROLEUM CORPORATION

                     NOTES TO FINANCIAL STATEMENTS
(Information for the Period Subsequent to March 31, 1996 is Unaudited)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     ------------------------------------------

     NATURE OF OPERATIONS - Tatum Petroleum Corporation (Tatum) was incorporated in 1984, and is a Delaware corporation. The Company's principal operations include the acquisition, exploration and development of oil and gas properties.

     INVENTORY - Inventory represents oil field equipment recorded at the lower of cost or market, and valued using the specific identification method.

     OIL AND GAS PROPERTIES - The Company's investment in oil and gas properties is accounted for under the successful efforts method of accounting. Under this method all costs associated with property acquisition, successful exploratory wells and all developmental wells are capitalized. Items charged to expense include geological and geophysical costs, property carrying costs, costs of unsuccessful exploratory wells and oil and gas production costs. Oil and gas properties are assessed periodically by management of the Company to determine whether impairment has occurred. Capitalized costs of proved properties are amortized using the unit-of-production method on the basis of estimated proved oil and gas reserves. Costs of exploratory wells in progress are capitalized and excluded from depletion until such time as proved reserves are established or impairment is determined, generally not greater than one year from completion of drilling. Gains on the sale of unproved properties and on drilling arrangement income are recognized on the cost recovery method whereby proceeds are first applied to recover all related property and drilling costs before any gain is recognized. In addition, for exploratory wells, a portion of the gain may be deferred to offset estimated future drilling costs on an interest retained in the related property. Income from drilling arrangements is recognized under the completed contract method.

     ENVIRONMENTAL COSTS - The Company believes that the cost to plug and abandon its wells will be offset by the salvage value of the equipment on those wells. Consequently, cost to plug and abandon wells are not accrued for over the lives of the related wells.

     OTHER PROPERTY AND EQUIPMENT - Depreciation of other equipment is computed using the straight-line method over the estimated useful lives of the assets of three to five years. Expenditures for maintenance and repairs are expensed as incurred, whereas expenditures for improvements, replacements and major renewals are capitalized. Gains and losses from retirement or replacement of other property and equipment are included in operations.

     IMPAIRMENT OF LONG-LIVED ASSETS - Effective July 1, 1996, the Company adopted Financial Accounting Standards Board Statement 121 (FAS 121). In the event that facts and circumstances indicate that the cost of assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. Adoption of FAS 121 had no effect on the unaudited September 30, 1996 financial statements.

                      TATUM PETROLEUM CORPORATION

                     NOTES TO FINANCIAL STATEMENTS
(Information for the Period Subsequent to March 31, 1996 is Unaudited)


     OPERATING FEES - As operator of oil and gas properties, the Company receives management fees from oil and gas partnerships for the service provided. These fees are recorded as income when earned.

     ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and the accompanying notes. The actual results could differ from those estimates.

     The Company's provisions for depreciation and depletion of capitalized costs of developed oil and gas properties is determined based upon the estimated quantities of proved oil and gas reserves. The Company's reserve estimates are determined by an independent petroleum engineering firm. However, management emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available.

     The Company periodically evaluates the carrying value of its developed oil and gas properties for impairment by comparison to the ceiling for such properties. In addition to the uncertainties inherent in the reserve estimation process, the ceiling is affected by historical and projected prices for oil and natural gas which have typically been volatile.

     It is reasonably possible that the Company's oil and gas reserve estimates will change in the near term.

     FAIR VALUE OF FINANCIAL INSTRUMENTS - The estimated fair values of financial instruments under SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, are determined at discrete points in time based on relevant market information. The Company believes that the fair value of its financial instruments approximate the book value.

     CASH AND CASH EQUIVALENTS - For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     STOCK-BASED COMPENSATION - In October 1995, the Financial Accounting Standards Board issued a new statement titled "Accounting for Stock-Based Compensation" (FAS 123), which the Company adopted effective July 1, 1996. FAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options, and other equity instruments to employees based on fair value. Companies that do not adopt the fair value accounting rules must disclose the impact of adopting the new method in the notes to the financial statements. Transactions in equity instruments with non-employees for goods or services must be accounted for on the fair value method. The Company has elected not to adopt the fair value accounting prescribed by FAS 123 for employees, but is subject to the disclosure requirements prescribed by FAS 123.

     NET INCOME PER SHARE - Net income per share is based on the weighted average number of shares outstanding, including common stock equivalents outstanding during the periods.

                      TATUM PETROLEUM CORPORATION

                     NOTES TO FINANCIAL STATEMENTS
(Information for the Period Subsequent to March 31, 1996 is Unaudited)


     UNAUDITED INFORMATION - The balance sheet as of September 30, 1996 and the statements of operations for the six months ended September 30, 1995 and 1996 were taken from the Company's books and records without audit. However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring accruals) which are necessary to properly reflect the financial position of the Company as of September 30, 1996 and the results of operations for the six months ended September 30, 1995 and 1996. The interim information is not necessarily indicative of results of operations expected for the year.


2.   INCOME TAXES:
     ------------

     The Company follows the policy of expensing all intangible drilling and development costs for income tax purposes, whereas such costs are capitalized for successful wells for financial reporting purposes. Other timing differences relate to depreciation and depletion methods used for tax and financial reporting.

     The Company has adopted the liability method of accounting for income taxes as prescribed by Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, the Company reports differences between book and tax income as deferred tax assets or liabilities.

     At March 31, 1996, the Company had available, subject to applicable limitations, tax net operating loss carryforwards (NOL's) of approximately $1,018,000 to reduce future taxable income. These NOL's, if not utilized, will expire in the years 2003 through 2010.

     Deferred tax assets and liabilities consist of the following:

                                                            MARCH 31,
                                                            ---------
                                                             1996
                                                            ---------
   Deferred assets (liabilities):
      Net operating loss carryforward                      $  380,000
      Property and equipment basis differences               (660,000)
                                                           ----------
   Net deferred tax liability                              $ (280,000)
                                                           ==========


     At March 31, 1995, the Company had a valuation allowance of $45,000 which offset a net deferred tax asset. Due to the use of net operating loss carryforwards to offset current year taxable income, the valuation allowance decreased by $45,000 in fiscal 1996.

                      TATUM PETROLEUM CORPORATION

                     NOTES TO FINANCIAL STATEMENTS
(Information for the Period Subsequent to March 31, 1996 is Unaudited)


     Total income tax expense differed from the amounts computed by applying the Federal statutory tax rates to pretax income as follows:

                                                             1996      1995
                                                             ----      ----
         Total expense computed by applying
          the U.S. statutory rate                             34%       34%
         State taxes                                           4%        -%
         Use of net operating loss carryforwards             (2%)     (34%)
         Effect of alternative minimum tax and other           3%        -%
                                                             ---       ---
                                                              39%      $ -%
                                                             ===       ===

3.   NOTE PAYABLE:
     ------------

     The Company has a line of credit for $400,000, subject to a borrowing base equal to 75% of the Company's receivables which are less than 90 days past due, with interest at prime plus 1.5% (total of 9.75% at March 31, 1996 and September 30, 1996). As of March 31, 1996, there was $360,000 outstanding under the line-of-credit. The line-of-credit expires in September 1997 and is collateralized by the accounts receivable and a negative pledge covering all the Company's assets.


4.   COMMITMENT AND CONTINGENCIES:
     ----------------------------

     The Company leases its office space, which expires May 1997. Minimum required future lease payments under this noncancellable lease for the years ending March 31 are as follows:


          1997                                          $  18,000
          1998                                             18,000
          1999                                              3,000
                                                        ---------

                                                        $  39,000
                                                        =========



     Total rental expense charged to operations was $16,400 and $15,800 for the years ended March 31, 1996 and 1995, respectively.

     CONCENTRATIONS OF CREDIT RISK - Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly effected by changes in economic or other conditions described below. In accordance with FASB Statement No. 105, DISCLOSURE OF INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND FINANCIAL INSTRUMENTS WITH

                      TATUM PETROLEUM CORPORATION

                     NOTES TO FINANCIAL STATEMENTS
(Information for the Period Subsequent to March 31, 1996 is Unaudited)


     CONCENTRATIONS OF CREDIT RISK, the credit risk amounts shown do not take into account the value of any collateral or security.

     The Company operates in one industry segment, oil and gas. A geographic concentration exists because the Company's customers are generally located in the Eastern United States. Approximately 80% of the Company's 1996 oil and gas revenues are from gas production, which is primarily purchased by two customers. The Company does not believe it is dependent upon either customer, due to the nature of its production. Financial instruments that subject the Company to credit risk consist principally of accounts receivable.

     During the year, the Company also maintained an uninsured money market account with a financial institution. At year-end, the Company had approximately $400,000 deposited in this account.

     LITIGATION - The Company is currently involved in a lawsuit entitled COLUMBIA NATURAL RESOURCES, INC. V. TATUM PETROLEUM CORPORATION,
     ET AL. in the United States District Court for the Northern District of Ohio. The action involves claims by Columbia Natural Resources that various leases were improperly acquired, that its rights were defeated, and that the various defendants conspired to defraud the plaintiff. Likewise, the defendants, including Tatum Petroleum Corporation, have asserted a counterclaim against Columbia Natural Resources for damages. The case and claims of Columbia Natural Resources had originally been dismissed, but on appeal to the United States Court of Appeals the decision was reversed and remanded for further proceedings. The prayer for relief in the second amended complaint seeks an accounting, recovery of actual and punitive damages, and RICO-enhanced damages. The prayer of the counterclaim by Tatum Petroleum Corporation and others also seeks significant damages against Columbia Natural Resources. It is the belief of counsel that a reasonable chance exists for summary judgment on the complaint of Columbia Natural Resources, and a dismissal of same, given that the same Court previously had dismissed the complaint of Columbia Natural Resources.


5.   RELATED PARTY TRANSACTIONS:
     --------------------------

     The Company transports a portion of its gas production over a gas gathering system and a pipeline which are owned by an entity affiliated with the president. During the years ended March 31, 1996 and 1995 and the six months ended September 30, 1996 and 1995, the Company paid approximately $226,000, $159,000, $111,000, and $108,000 in gathering fees and $56,000, $34,000, $27,000, and $28,000, respectively, in compression fees for the Company's share of gas transported over these lines to the entity. These activities resulted in a net payable to the affiliated entity of $54,000 at September 30, 1996. Additional fees for company gas transported over another pipeline previously owned by the Company of approximately $34,000, $39,000, $23,000, and $16,000, respectively, have been forgiven in exchange for administration services the Company provides the pipeline. In addition in 1995, a party related to the Company provided seismic data with a value of approximately $421,000 in return for a working interest ownership in certain wells. The value was based on amounts paid by the related party to third parties, and has been expensed in the accompanying financial statements.

                      TATUM PETROLEUM CORPORATION

                     NOTES TO FINANCIAL STATEMENTS
(Information for the Period Subsequent to March 31, 1996 is Unaudited)



6.   DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES:
     --------------------------------------------------

     All oil and gas operations of the Company are conducted in the United States. Capitalized costs relating to oil and gas producing activities are as follows:

                                                             MARCH 31,
                                                      ----------------------
                                                         1996        1995
                                                       --------    --------
        Proved oil and gas producing
         properties                                   $5,681,000  $5,286,000
        Wells in progress                                454,000     364,000
        Unproved properties                              475,000     376,000
                                                      ----------  ----------
                                                       6,610,000   6,026,000

        Accumulated depreciation, depletion
         and amortization                             (3,400,000) (3,639,000)
                                                      ----------  ----------

                                                      $3,210,000  $2,387,000
                                                      ==========  ==========


     Costs incurred in oil and gas producing activities, whether capitalized or expensed, during the years ended March 31, 1996 and 1995 are as follows:

                                                       1996          1995
                                                     --------      --------

        Acquisition costs                             $  148,000  $  271,000
                                                      ==========  ==========

        Exploration costs                             $1,863,000   1,537,000
                                                      ==========  ==========


     The Company had no development cost, as each new well was drilled on a new reservoir.

     ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES (UNAUDITED) - Proved oil and gas reserves are the estimated quantities of crude oil, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those expected to be recovered through existing wells with existing equipment and operating methods.
     However, reserve information should not be construed as the current market value of the Company's oil and gas reserves or the costs that would be incurred to obtain equivalent reserves. Reserve calculations involve the estimation of future net recoverable reserves of oil and gas and the timing and amount of future net revenues to be received therefrom. These estimates are based on numerous factors, many of which are variable and uncertain. Accordingly, it is common for the actual production and revenues to vary from earlier estimates.

                      TATUM PETROLEUM CORPORATION

                     NOTES TO FINANCIAL STATEMENTS
(Information for the Period Subsequent to March 31, 1996 is Unaudited)



     The Company has elected to disclose only proved developed reserves, as the ultimate recovery of proved undeveloped reserves is uncertain.

     Reserve estimates for recently drilled wells are subject to substantial upward or downward revisions after production history obtained. Hence, reserve estimates and estimates of future net revenues from production may be subject to substantial revision from year to year. Reserve information presented herein is based on reports prepared by independent petroleum engineers for 1996 and 1995.

     Set forth below is the unaudited summary of the changes in the net quantities of the Company's proved oil and gas reserves (in equivalent MCF's) as of March 31, 1996 and 1995:


                                     1996                       1995
                             ----------------------     ---------------------
                                 Oil         Gas           Oil        Gas
                              ---------    --------      ---------  --------
     Proved developed
       reserves, beginning
       of year                    99,000   3,218,000      130,000  1,814,000
         Production              (35,000) (1,039,000)     (35,000)  (673,000)
         Discoveries,
          extensions and
          other additions         26,000     773,000       49,000  2,379,000
         Revisions of
          previous
          estimates                7,000     260,000      (45,000)  (302,000)
                              ----------  ----------   ---------- ----------

     Proved developed
      reserves, end
      of year                     97,000   3,212,000       99,000  3,218,000
                              ==========  ==========   ========== ==========




     STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (UNAUDITED) - Statement of Financial Accounting Standards No. 69 prescribes guidelines for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. The Company has followed these guidelines which are briefly discussed below.

     Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of oil and gas to be produced. As of year-end, the Company believes gas prices were unusually high, which has increased the reserve value for gas not under fixed price long-term contracts. Estimated future income taxes are computed using current statutory income tax rates including consideration for estimated future statutory depletion and tax credits. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

     The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and, as such, do not necessarily reflect the Company's expectations for actual revenues to be derived from those reserves nor their present worth. The limitations inherent

                      TATUM PETROLEUM CORPORATION

                     NOTES TO FINANCIAL STATEMENTS
(Information for the Period Subsequent to March 31, 1996 is Unaudited)


     in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

                                                             MARCH 31,
                                                      ----------------------
                                                       1996          1995
                                                      --------      --------

        Future cash inflows                          $16,638,000  $9,474,000
        Future production costs                       (3,023,000) (2,338,000)
        Future income tax expense                     (4,046,000) (1,831,000)
                                                      ----------  ----------
        Future net cash flows                          9,569,000   5,305,000

        10% annual discount for estimated
          timing of cash flows                        (3,862,000) (1,538,000)
                                                      ----------  ----------
        Standardized measure of discounted
          future net cash flows                       $5,707,000  $3,767,000
                                                      ==========  ==========


     The following are the principal sources of change in the standardized measure of discounted future net cash flows for the year ended March 31, 1996:

        Standardized measure, March 31, 1995          $3,767,000
          Sales of oil and gas, net of
            production costs                          (2,546,000)
          Extensions, discoveries and
            other, net                                 3,155,000
          Net change due to revisions
            in quantity estimates                        547,000
          Net change due to changes in
            prices and production costs                2,620,000
          Net change in income taxes                  (2,214,000)
          Accretion of discount                          378,000
                                                      ----------

        Standardized measure, March 31, 1996          $5,707,000
                                                      ==========

                                PART III


ITEMS 1 AND 2.  INDEX AND DESCRIPTION OF EXHIBITS.
-------------------------------------------------


  Number                     Description
  ------                     -----------

      2.1        Certificate of Incorporation, dated July 10, 1985*

      2.2        By-laws*

     10.1 Natural Gas Purchase Agreement between Registrant and Energy Marketing Services, Inc. dated December 14, 1994

     10.2 Gas Purchase Agreements between the Registrant and East Ohio Gas Company #10164, #10811 and #11286.

     24.1        Consent of Robert L. Williams, Consulting Geologist

     24.2        Consent of Hein + Associates LLP dated January 13, 1997




* Previously filed

                               SIGNATURES
                               ----------

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         TATUM PETROLEUM CORPORATION




Date: January 10, 1997                  By /s/ Zachary T. Tatum
                                           ---------------------------------
                                           Zachary T. Tatum, President, Chief
                                           Executive Officer, Principal
                                           Financial and Accounting Officer

Date: January 10, 1997                  By /s/ Lori Powell
                                           ---------------------------------
                                           Lori Powell, Controller and
                                           Treasurer